

March 11, 2015

Lyle Jensen
Chief Executive Officer
American Power Group Corporation
7 Kimball Lane
Lynnfield, Massachusetts 01940

      Re: **American Power Group Corporation**
              Form 10-K for Fiscal Year Ended September 30, 2014
              Filed December 22, 2014
              File No. 001-13776

Dear Mr. Jensen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 17

1.   You refer to the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting – Guidance for Smaller Public Companies for your assessment of internal control over financial reporting. We note that you refer to the smaller public company guidance on how to apply the COSO framework but do not actually refer to the framework itself. Item 308(a)(2) of S-K requires disclosure of the framework used by management to evaluate the effectiveness of internal control over financial reporting. In future filings, please clarify the framework you used, instead of just the guidance.

2.   Also, since it appears that you used Internal Control – Integrated Framework as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as your framework, please identify in future filings the version of the COSO Integrated Framework you used in your assessment – i.e., whether the 1992 Framework or Updated Framework issued in 2013 was used. Refer to Item 308(a)(2) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Revenue Recognition, page 15

3.   We note that you have multiple-element arrangements. We also note that in response to comment 1 in your response letter dated April 10, 2013, you agreed to provide additional disclosures about these arrangements. In future filings please disclose the following as required by FASB ASC 605-25-50-1:

    •   Disclose the significant deliverables within the arrangement including your maintenance and service agreements or tell us why the maintenance and service agreements are not part of the arrangements;
    •   Disclose the general timing of delivery or performance of services for the deliverables in the arrangement;
    •   Discuss the significant factors, inputs, assumptions, and methods used to determine selling price for the significant deliverables; and
    •   Disclose whether the significant deliverables in the arrangement qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable.

        Please provide us with your proposed disclosure.

Note 8. Stockholders' Equity, page 46

4.   You disclose that your warrants issued with the convertible preferred stock are subject to adjustment if you issue shares of common stock or other securities convertible into or exchangeable for common stock at a price per share less than the current exercise price for the warrants. Please explain your evaluation of this down-round provision in determining whether it impacted your ability to consider the warrants to be indexed to your own stock. Refer to FASB ASC 815-40-15 which addresses when an instrument that meets the definition of a derivative is considered indexed to the company's own stock for purposes of applying the scope exception in ASC 815-10-15-74(a). Also refer to Example 9 in FASB ASC 815-40-55-33 and 55-34. In the cited literature, warrants with down-round provisions are generally not considered indexed to the entity's own stock and are accounted for as a liability and initially recorded at fair value with changes in fair value recorded in earnings.

Lyle Jensen
American Power Group Corporation
March 11, 2015
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant